Exhibit 2


The numbers for the first half continued to show significant improvements with good results in the Autoparts and Real Estate sectors. However, this was offset by lower results in the Petrochemical and Food sectors. Given the appreciation of the Mexican peso, results in peso terms reflect lower growth than in dollars; that is why we believe it is important to point out that in dollars, sales and operating income grew by 6.1% and 4.9% respectively, and that EBITDA increased to US$ 207.9 millon during the semester with an annual growth of 3.5%. Net Majority Income showed a strong increase when compared with the previous year, growing to Ps.1,296.8 million during 1999.

                           SECOND QUARTER 1999 RESULTS


           CONSOLIDATED RESULTS FOR THE SECOND QUARTER - 1999 AND 1998

            (Millions of Constant Mexican Pesos as of June 30, 1999)

   ----------------------------------------------------------------------------------------
                                                                                    %
                                                        1999          1998       CHANGE
   ----------------------------------------------------------------------------------------
   Net Sales                                           5,788.1       5,700.8          1.5%
   Exports (US$)                                         234.1         205.5         13.9%
   Operating Profit                                      882.0         910.9         -3.2%
   Operating Margin                                      15.2%         16.0%
   EBITDA (1)                                          1.066.6       1,148.4         -7.1%
   EBITDA  US$ (2)                                       112.4         111.4          1.0%
   Net Majority Income                                   501.2         227.9        120.0%
   ----------------------------------------------------------------------------------------

(1)EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION.

(2)EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.

Consolidated net sales in the second quarter of 1999 grew 1.5% due to a significant rebound in the Real Estate and Food sectors, which compensated for the decrease in Petrochemicals. Operating Margin in the second quarter of 1999 reflects decreased margins in the Petrochemical and Food sectors, which were partially offset by increases in the other sectors. Exports grew to US$ 234.1 million, which represents 38.4% of consolidated sales. EBITDA in dollar terms grew 1.0%, reaching US$ 112.4 million.

                      SECOND QUARTER 1999 RESULTS BY SECTOR

AUTOPARTS (UNIK)

            (Millions of Constant Mexican Pesos as of June 30, 1999)

- -----------------------------------------------------------------------------------------------------------
                               %                                                                     %
     ACCUM. TO JUNE         CHANGE                                            2ND. QUARTER        CHANGE
- --------------------------                                               -----------------------
    1999         1998                                                       1999        1998
- -----------------------------------------------------------------------------------------------------------
    4,794.6     4,742.2         1.1% Net Sales                             2,394.1    2,390.6         0.1%
      315.7       279.3        13.0% Exports (US$)                           161.7      139.4        16.0%
      769.0       679.5        13.2% Operating Profit                        373.7      367.2         1.8%
      16.0%       14.3%              Operating Margin                        15.6%      15.4%
      978.6       919.2         6.5% EBITDA (1)                              453.5      489.9        -7.4%
       99.1        89.2        11.1% EBITDA  US$ (2)                          47.8       47.6         0.4%
- -----------------------------------------------------------------------------------------------------------

(1)EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION.

(2)EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.

In peso terms, sales in this sector remained nearly equal to 1998 levels, and in dollar terms, sales for the quarter reached US$ 252.3 million, which is an annual increase of 8.4%. This is due principally to the strong growth in new contracts for diverse export-oriented product lines, which continued to show a strong growth of 16.0% compared to the previous year, and represented 64.1% of total sales in this sector. Operating profit increased 10.5% in dollar terms, reaching US$ 39.4 million during the second quarter of 1999, compared to US$
35.7 million obtained in the same period in 1998. Operating margin showed a swift recovery when compared with 1998, reaching 15.6% during 1999, due to productivity improvements. It is important to note that the margin registered a small decrease compared with the first quarter of this year, decreasing from 16.5% in the first quarter to 15.6%, due mainly to the effect of exchange rate appreciation. EBITDA improved by 0.4%, reaching US$ 47.8 million in 1999, compared with US$ 47.6 million in the same period in 1998.


PETROCHEMICALS (GIRSA)

            (Millions of Constant Mexican Pesos as of June 30, 1999)

- -----------------------------------------------------------------------------------------------------------
                               %                                                                     %
     ACCUM. TO JUNE         CHANGE                                            2ND. QUARTER        CHANGE
- --------------------------                                               -----------------------
    1999         1998                                                       1999        1998
- -----------------------------------------------------------------------------------------------------------
    1,512.4     1,825.7       -17.2% Net Sales                               770.1      963.7       -20.1%
       48.6        67.1       -12.7% Exports (US$)                            30.7       35.7       -13.8%
      209.6       330.7       -36.6% Operating Profit                        122.6      213.4       -42.5%
      13.9%       18.1%              Operating Margin                        15.9%      22.1%
      288.0       414.2       -30.5% EBITDA (1)                              157.4      255.8       -38.5%
       29.4        40.2       -26.9% EBITDA  US$ (2)                          16.6       24.8       -33.2%
- -----------------------------------------------------------------------------------------------------------

(1)EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION.

(2)EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.


Sales in this sector decreased 20.1% to Ps.770.1 million during the second quarter 1999 compared to the same period in 1998. This decrease is due to the fact that, as a result of the petrochemical cycle, 1999 prices are below 1998 levels, which gave as a result a decrease in exports of 13.8%. Operating profit decreased 42.5% due to the fall in sales prices, which was greater than the drop in the prices of raw materials. It is important to note that compared with the first quarter of the year, the operating margin registered an improvement, growing from 11.7% in the first quarter to 15.9% in the second quarter. This can be attributed to lower price volatility, an increase in sales volumes of synthetic rubber and a strict cost/expense control. EBITDA in dollars decreased during the quarter by 33.2% compared to the same period in 1998, from US$ 24.8 million in the second quarter of 1998 to US$ 16.6 million in the second quarter of 1999.


DIVERSIFIED PRODUCTS (GIRSA)

            (Millions of Constant Mexican Pesos as of June 30, 1999)

- -----------------------------------------------------------------------------------------------------------
                               %                                                                     %
     ACCUM. TO JUNE         CHANGE                                            2ND. QUARTER        CHANGE
- --------------------------                                               -----------------------
    1999         1998                                                       1999        1998
- -----------------------------------------------------------------------------------------------------------
    1,785.6     1,789.2        -0.2% Net Sales                               918.1      900.5         2.0%
       38.2        37.8         1.1% Exports (US$)                            19.0       19.8        -4.0%
      255.4       238.8         6.9% Operating Profit                        139.1      117.7        18.1%
      14.3%       13.3%            ` Operating Margin                        15.1%      13.1%
      305.9       286.9         6.7% EBITDA (1)                              164.6      141.8        16.1%
       31.1        27.8        11.8% EBITDA  US$ (2)                          17.3       13.8        25.2%
- -----------------------------------------------------------------------------------------------------------

(1)EBITSA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION.

(2)EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.

Sales in the Diversified Product sector improved by 2.0% compared with the second quarter of 1998, reaching Ps.918.1 million. This is due to the recuperation in volumes seen principally in water proofing products and products related to the construction industry. Exports in this sector were US$ 19.0 million, which when compared with the US$ 19.8 million obtained in the 1998 period represents a decrease of 4.0%. As a result of improved volumes and strict cost/expense control, operating profit reached Ps.139.1 million, an improvement of 18.1% compared to the 1998 period. The operating margin also increased compared to the previous year's period to 15.1% for the second quarter of 1999 from 13.1% for the second quarter of 1998. EBITDA in dollar terms grew 25.2% to reach US$ 17.3 million in the second quarter of 1999 compared to US$ 13.8 million for the same quarter in 1998.

FOOD (AGROBIOS)

            (Millions of Constant Mexican Pesos as of June 30, 1999)

- -----------------------------------------------------------------------------------------------------------
                               %                                                                     %
     ACCUM. TO JUNE         CHANGE                                            2ND. QUARTER        CHANGE
- --------------------------                                               -----------------------
    1999         1998                                                       1999        1998
- -----------------------------------------------------------------------------------------------------------
    2,622.2     2.257.4        16.2% Net Sales                             1,355.2    1,183.7        14.5%
       41.9        20.6       103.3% Exports (US$)                            22.5       10.5       113.9%
      195.9       227.7       -14.0% Operating Profit                        112.8      124.3        -9.2%
       7.5%       10.1%              Operating Margin                         8.3%       10.5%
      282.2       308.1        -8.4% EBITDA (1)                              148.2      164.7       -10.0%
       28.8        29.9        -3.8% EBITDA  US$ (2)                          15.6       16.0        -2.3%
- -----------------------------------------------------------------------------------------------------------

(1)EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION.

(2)EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.

Sales in peso terms in this sector grew 14.5% in the second quarter of 1999 compared to the second quarter of 1998 and in dollar terms reached US$ 142.8 million, which represents an increase of 24.1% compared to the same period last year. The sales growth for this sector is principally due to improved volumes and the consolidation of the ASF and Nair operations. Exports for the quarter grew 113.9% in comparison to the same period in the previous year, reaching US$
22.5 million, due to the inclusion of ASF. Operating profit decreased 9.2% to Ps.112.8 million, due to the fact, among other things, that although prices of pork improved, they were unable to reach the prices seen in 1998. Chicken prices also decreased in comparison with the previous year. As a result of the aforementioned factors, operating margin for the second quarter was 8.3%, significantly higher than the margin for the first quarter of 1999 of 6.6%, reflecting the positive results of the tight spending control system implemented by this sector. EBITDA in dollar terms decreased 2.3% to US$ 15.6 million in the second quarter of 1999 from US$ 16.0 million for the same period in 1998.

REAL ESTATE (DINE)

            (Millions of Constant Mexican Pesos as of June 30, 1999)

- -----------------------------------------------------------------------------------------------------------
                               %                                                                     %
     ACCUM. TO JUNE         CHANGE                                            2ND. QUARTER        CHANGE
- --------------------------                                               -----------------------
    1999         1998                                                       1999        1998
- -----------------------------------------------------------------------------------------------------------
      473.7       434.8         8.9% Net Sales                               350.6      262.3        33.6%
      185.2       164.5        12.6% Operating Profit                        141.4      118.0        19.8%
       39.1%       37.8%             Operating Margin                        40.3%       45.0%
      200.1       174.8        14.5% EBITDA (1)                              148.8      123.5        20.5%
       20.8        16.8        24.1% EBITDA  US$ (2)                          15.7       11.8        32.9%
- -----------------------------------------------------------------------------------------------------------

(1)EBITDA: OPERATING PROFIT + DEPRECIATION AND AMORTIZATION.

(2)EBITDA US$: CALCULATED USING THE MONTHLY FIGURES IN CURRENT PESOS DIVIDED BY THE AVERAGE MONTHLY EXCHANGE RATE. THIS CALCULATION IS APPLICABLE TO ALL DOLLAR DENOMINATED FIGURES IN THIS EARNINGS RELEASE, WITH THE EXCEPTION OF EXPORTS.

During the second quarter, the Real Estate sector showed a strong recovery with sales growth of 33.6% in comparison to the same period in the previous year, reaching Ps.350.6 million. The increase in revenues was derived principally from the `Bosques de Santa Fe' project, which has shown an excellent development, and to a lesser extent to the income from `Centro Comercial Santa Fe'. The operating profit increased 19.8% during the second quarter of 1999 to Ps.141.4 million from Ps.118.0 million in the comparable 1998 period. The operating margin for the 1999 quarter reached 40.3%. EBITDA in dollars grew 32.9%, reaching US$ 15.7 million, compared with US$ 11.8 million during the same period in 1998.

                 PROCESS OF SYSTEM ADAPTATION TO YEAR 2000 (Y2K)

In accordance with the Comision Nacional Bancaria y de Valores (C.N.B.V.) and with the Securities and Exchange Commission (SEC), we would like to inform you that we have updated the information presented at the end of last quarter, and will continue to inform the public on our system adaptation process for the Year 2000 (Y2K). This report is presented separately from the aforementioned authorities and can be found at our Website, the address of which appears at the beginning of this press release. This information is updated quarterly.

                          ONE PAGE OF TABLES TO FOLLOW

                                DESC S.A. DE C.V.
             CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 1999 AND 1998
            (Millions of Constant Mexican Pesos as of June 30, 1999)

                                                                           1999                  1998
                                                                           ----                  ----
CURRENT ASSETS
         Cash and cash equivalents                                 Ps.          1,718.0  Ps.         1,088.0
         Other current assets                                                   7,324.2              7,286.2
                  Total current assets                                          9,042.2              8.374.2

FIXED ASSETS                                                                   17,179.4             16,689.0
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES                                        123.0                180.5
OTHER ASSETS                                                                    2,308.6              2,871.8
                  Total assets                                                 28,653.2             28,115.5


CURRENT LIABILITIES
         Bank loans and current portion of long term debt          Ps.          3,187.8  Ps.         4,514.4
         Other current liabilities                                              3,321.7              3,207.9

LONG TERM LIABILITIES                                                           7,410.4              6,329.5
                  Total liabilities                                            13,919.9             14,051.8

STOCKHOLDERS' EQUITY
         Mayority stockholders' equity                                         10,915.3             11,112.7
         Minority stockholders' equity                                          3,818.0              2.951.0
                  Total stockholders' equity                                   14,733.3             14.063.7

- ------------------------------------------------------------------ ------- ------------- ------- ------------

                                DESC S.A. DE C.V.
          CONSOLIDATED STATEMENT OF INCOME AS OF JUNE 30, 1999 AND 1998
            (Millions of Constant Mexican Pesos as of June 30, 1999)


NET SALES                                                                      11,188.6             11,049.6
OPERATING PROFIT                                                   Ps.          1,597.7  Ps.         1,605.6
COMPREHENSIVE FINANCIAL RESULT                                                   (612.2)               688.2
EQUITY IN UNCONSOLIDATED SUBSIDIARIES                                               -                    -
PROVISIONS FOR TAXES AND EMPLOYEE PROFIT SHARING                                  450.1                254.0
NET CONSOLIDATED REPORT                                            Ps.          1,669.9  Ps.           650.2
ALLOCATION FOR NET CONSOLIDATED REPORT

                  Mayority interest                                Ps.          1,296.8  Ps.           421.9
                  Minority interest                                Ps.            373.1  Ps.           228.3

- ------------------------------------------------------------------ ------- ------------- ------- ------------
COVENANT RATIOS

Interest coverage ratio                                                            4.86                 5.19
Total Debt / Capitalization                                                        0.42                 0.42
Earnings pre share (last 12 months)                                Ps.             1.25  Ps.            0.94
Book Value                                                         Ps.             7.32  Ps.            7.34
Earnings per ADS (last 12 months)                                  US$             2.64  US$            1.79
FX RATE AT THE END OF THE QUARTER                                               9.4409              8.9800
- ------------------------------------------------------------------ ------- ------------- ------- ------------

                            TOTAL OUTSTANDING SHARES

             Series "A"                                                    618,768,900                  42%
             Series "B"                                                    554,096,760                  37%
             Series "C"                                                    317,865,765                  21%
             --------------------                                      ----------------        -------------
             TOTAL                                                       1,490,731,425                 100%

                                       10